Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

The following is an excerpt from the transcript of an April 27, 2010 conference call with various analysts participated in by Ed Breen, Chairman and Chief Executive Officer of Tyco International Ltd. (“Tyco”), Chris Coughlin, Chief Financial Officer of Tyco, and Ed Arditte, Senior Vice President of Strategy and Investor Relations of Tyco.

[START]

Operator: Welcome to the Tyco first quarter earnings conference call. At this time all participants have been placed on a listen only mode until the question and answer session. (Operator Instructions) This call is being recorded. If you have any objections please disconnect at this time.

I will now turn the call over to Mr Ed Arditte, Senior Vice President Strategy and Investor Relations. Sir you may begin.

Ed Arditte: ...Also, with regard the pending Broadview acquisition, the discussion during today’s conference call did not constitute an offer to sell or the solicitation to buy any securities or solicitation of any vote or approval. The subject matter discussed today related to the Broadview acquisition is addressed in a registration statement on Form S-4 containing a proxy statement and prospectus, which is publicly available and has been filed by Tyco with the SEC. We urge you to read it...

...Before I turn the call over to Ed, let me quickly touch on the Broadview acquisition. We expect the transaction to close on May 14, pending the Brinks shareholder vote on May 12. We will provide a detailed financial update on the acquisition in our next quarterly call. Now, with that, let me turn the call over to Ed Breen.

Ed Breen: ...In addition to our operating performance, the quarter also saw a number of other positive developments, including, first, our agreement to acquire Broadview Security and combine it with ADT...

From a balance sheet perspective, our cash balance was about $2.7 billion at the end of the quarter, and we expect to use some of this to fund the Broadview acquisition. We are also contemplating bolt-on acquisitions that would use up to an additional $500 million. Even with these cash uses, we will still be in a strong cash position, so we expect to resume repurchasing shares soon after we close the Broadview acquisition.

I also want to add that we continue to be pleased with everything we see in the Broadview integration planning process and we have more than 10 functional teams who are actively working on integration planning. The acquisition will not have much impact on our fiscal 2010 EPS. We will only own Broadview for about one and a half quarters, but we continue to feel quite good about the $0.07 of EPS accretion for the first full year, going to $0.14 in year two, assuming a 70/30 equity cash split. Broadview will increase the recurring revenue in ADT by approximately $500 million to nearly $4.4 billion, and increase the percentage of recurring revenue to about 60% of ADT’s Worldwide revenue. The margin impact from the acquisition is also attractive and will ramp up as we deliver on our cost synergies. We are estimating a 50-basis point margin increase ADT Worldwide from the acquisition, and this is expected to increase to 150 basis points of impact by the second year...

Given that Broadview will only be part of Tyco for a quarter and a half, we have excluded the impact of Broadview from our guidance numbers provided on this call. Additionally, Broadview will not have a meaningful impact on our full year 2010 EPS.

[QUESTION & ANSWER]

John Inch: ...Lastly, the upgrade by S&P on your debts, does that come with any sort of a parameter in your thinking that would preclude you from maybe aggressively repurchasing your shares post the Broadview transaction, and what are your thoughts toward future share repurchase at this point?

Chris Coughlin: Yes, John, certainly the upgrade, which was a positive for the Company, but it does not restrict us in any way in terms of the use of our excess cash. So, again, we believe we’re in a strong cash position now that we have managed through this downturn well, and even with the acquisition of Broadview and the additional restructuring charges we’ll have related to that transaction, we believe we’ll have excess cash. We have about $900 million left on our authorization, and we would expect to start purchasing against that here post the closing of that transaction. So I would expect that by the end of this fiscal year, we would probably acquire about half of that amount left, about $450 million, $500 million.

John Inch: Perfect. Thank you.

Nigel Coe: Then looking at, as you mentioned as well that Broadview has an impact on the second half, but how does that shake up between 3Q and 4Q? Do we get a bit of a pinch in 3Q and some accretion in 4Q or do you expect that (Inaudible) broadly even across the quarters?

Ed Breen: Yes, Nigel, look. It’s really going to have a very modest impact. You were talking a penny or two there for the year. So I wouldn’t expect much in either the third or the fourth quarter in terms of EPS.

Chris Coughlin: I mean it’s just — it’s so slight, but it might — it’s a slight, slight headwind in the third quarter and a slight, slight tailwind in the fourth quarter.

Gautam Khanna: And lastly, with respect to restructuring, could you help us allocate it to the segments, where’s the preponderance the dollar is going to be spent and what types of actions are you contemplating. Looking beyond 2010, do you think restructuring ex the Broadview integration will be dropping off from the 150 this year?

Ed Arditte: Let me try to answer that as best I can here. If you take a look at where our restructuring spend has gone and the detailed schedules we give you both in the press release, as well as up on the website, give you pretty good road map as to where our spend has gone. I think it’s fair to conclude that what we’ll do over the remainder of the year will in large part track — track where it has been. In other words, on a percentage basis, I wouldn’t expect to see much in the way of deviation.

Gautam Khanna: Okay.

Ed Arditte: And then your second question I think was thinking about next year?

Gautam Khanna: Yes.

Ed Arditte: And it was — it was what?

Gautam Khanna: Do you think you’re going to do 150 year roughly. Next year, do you anticipate the number will be less, ex the Broadview?

Ed Arditte: At this point, obviously we’ll give you a full detailed review when we get to our fourth quarter call in November, but I would expect the restructuring activity ex Broadview to come down very significantly next year.

Gautam Khanna: Thanks a lot. Appreciate it.

Bob Cornell: Obviously with Broadview and the French business, you made a statement about what you think about ADT. I wonder, with some of your customers going global, do you see a need down the road to expand the global footprint in that business?

Chris Coughlin: We are really pretty much everywhere as right now, Bob, so I don’t think we need to expand to service our global customers. We may do this in a little bit different manner than we’ve had before in terms of more regional resources rather than having full integrated businesses in each and every market, no matter what the size. That’s where we’re looking at consolidating some back office. You can do some installation work from different markets. So clearly we are focused on maintaining that relationship in a unique, competitive position that we have in that we are just about everywhere in the world and can service these global partners for us.

Ed Breen: Bob, our big focus also in ADT just positioning for the future is obviously, like everyone else, it’s emerging markets. And just to give you a feel for it, we doubled our offices, ADT offices in China last year, in one year. And we plan on making a big move again this year. Now, again, that’s mostly, that’s not a residential business. That’s a commercial business in most of these emerging markets. But we’re making sure we’re getting position there and you see that from us. We’re doing the same thing in India, doing the same thing in the Middle East, all those emerging markets.

[END]

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) is being submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of BHS that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus has been mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.  Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com.

Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on January 15, 2010. Information regarding BHS’s directors and executive officers is set forth in Amendment No. 1 to BHS’s Annual Report on Form 10-K/A for the year ended December 31, 2009, filed with the SEC on April 6, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•                  Tyco’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•                  Tyco’s ability to promptly and effectively integrate the businesses of Tyco and BHS;

•                  the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•                  the diversion of management time on transaction-related issues;

•                  challenges to Tyco’s business model;

•                  intense competition in all of Tyco’s markets;

•                  Tyco’s continued ability to protect its intellectual property rights;

•                  claims that Tyco has infringed the intellectual property rights of others;

•                  significant business investments that may not produce offsetting increases in revenue;

•                  changes in general economic conditions that affect demand for Tyco’s products and services;

•                  adverse results in legal disputes;

•                  unanticipated tax liabilities;

•                  Tyco’s consumer hardware products may experience quality or supply problems;

•                  impairment of goodwill or amortizable intangible assets causing a charge to earnings;

•                  exposure to increased economic and regulatory uncertainties from operating a global business;

•                  acquisitions and joint ventures that adversely affect the business; and

•                  Tyco’s ability to implement operating cost structures that align with revenue growth.

For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on

Form 10-Q, copies of which may be obtained by contacting Tyco’s corporate office at +41 52 633 02 44 or at Tyco’s Investor Relations website at http://investors.tyco.com/.

All information in this communication is as of April 27, 2010.  Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.